Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	2014 (a)	2013 (a)	2012 (a)	2011 (a)	2010 (a)
Earnings, as defined:
Income from Continuing Operations Before
Income Taxes (b)	$2,364	$1,260	$2,009	$2,050	$1,218
Adjustment to reflect earnings from equity method
investments on a cash basis (c)			34	1	7
	2,364	1,260	2,043	2,051	1,225

Total fixed charges as below	1,095	1,096	1,065	1,022	698
Less:
Capitalized interest	33	46	43	42	24
Preferred security distributions of subsidiaries
on a pre-tax basis			5	23	21
Interest expense and fixed charges related to
discontinued operations	10	14	12	6	34
Total fixed charges included in Income from
Continuing Operations Before Income Taxes	1,052	1,036	1,005	951	619

Total earnings	$3,416	$2,296	$3,048	$3,002	$1,844

Fixed charges, as defined:
Interest charges (d)	$1,073	$1,058	$1,019	$955	$637
Estimated interest component of operating rentals	22	38	41	44	39
Preferred securities distributions of subsidiaries
on a pre-tax basis			5	23	21
Fixed charges of majority-owned share of 50% or
less-owned persons					1

Total fixed charges (e)	$1,095	$1,096	$1,065	$1,022	$698

Ratio of earnings to fixed charges	3.1	2.1	2.9	2.9	2.6
Ratio of earnings to combined fixed charges and
preferred stock dividends (f)	3.1	2.1	2.9	2.9	2.6

(a)
Years 2010 through 2014 reflect the reclassification of certain PPL Montana hydroelectric generating facilities and related assets as Discontinued Operations.  See Note 8 to the Financial Statements for additional information.

(b)
To facilitate the sale of the hydroelectric generating facilities referred to in (a) above, in December 2013, PPL Montana terminated a lease agreement which resulted in a $697 million charge.  See Note 8 to the Financial Statements for additional information.

(c)	Includes other-than-temporary impairment loss of $25 million in 2012.
(d)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(e)	Interest on unrecognized tax benefits is not included in fixed charges.
(f)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

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